Exhibit 99.1

News Release
NORBORD REPORTS FIRST QUARTER 2019 RESULTS; DECLARES QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated.

Q1 2019 HIGHLIGHTS

•	Adjusted EBITDA of $42 million

•	Earnings of $0.01 per diluted share; Adjusted loss of $0.02 per diluted share

•	European EBITDA increased 17% year-over-year to $21 million

•	Repurchased $39 million of shares, exhausting Normal Course Issuer Bid limit

•	Declared quarterly variable dividend of C $0.40 per share for shareholders of record on June 1, 2019

TORONTO, ON (May 2, 2019) - Norbord Inc. (TSX and NYSE: OSB) today reported Adjusted EBITDA of $42 million in the first quarter of 2019 compared to $70 million in the fourth quarter of 2018 and $170 million in the first quarter of 2018. The decrease versus both comparative periods was primarily due to lower North American oriented strand board (OSB) prices. North American operations generated Adjusted EBITDA of $23 million compared to $50 million in the prior quarter and $156 million in the same quarter last year. European operations delivered Adjusted EBITDA of $21 million compared to $24 million in the prior quarter and $18 million in the same quarter last year.

“The pace of US housing construction began to decelerate in the second half of last year and this trend carried over into the first quarter,” said Peter Wijnbergen, Norbord’s President and CEO. “Further, the seasonally slowest time of year was exacerbated by unusually wet weather in many of our North American operating regions. Combined, these factors led to very disappointing market conditions and prompted us to take extensive downtime across our North American mills. This negatively impacted our production volumes and manufacturing costs.”

“US housing demand has clearly pulled back in the last nine months and the market has yet to recover in terms of volume. We remain of the view that this is a pause rather than a directional shift. US housing fundamentals remain supportive and we have already seen some of the negative trends that caused the housing pullback reverse. Mortgage rates have improved, home builders are starting to offer more entry-level homes to help first-time buyers, and home builder sentiment is improving. Although the pick-up in demand that typically coincides with the spring building season has been late in coming, housing demand is setting up for a stronger second half.”

“In Europe, our panel business had another good quarter, delivering 17% more Adjusted EBITDA year-over-year due to continued strong OSB demand in our key markets and the ramp-up of our modernized and expanded Inverness, Scotland mill. The second-phase of investment at Inverness is now underway and will help us serve growing customer demand for several years to come.”

Norbord recorded an Adjusted loss of $2 million or $0.02 per share (basic and diluted) in the first quarter of 2019 compared to Adjusted earnings of $26 million or $0.30 per share (basic and diluted) in the fourth quarter of 2018 and $96 million or $1.10 per diluted share ($1.11 per basic share) in the first quarter of 2018. Adjusted earnings exclude non-recurring or other items and use a normalized income tax rate:

Exhibit 99.1

$ millions	Q1 2019	Q4 2018	Q1 2018
Earnings	1	(28)	95
Adjusted for:
Impairment of assets	—	80	—
Loss on disposal of assets	—	2	—
Stock-based compensation and related costs	1	—	1
Reported income tax (recovery) expense	(5)	(26)	36
Adjusted pre-tax (loss) earnings	(3)	28	132
Income tax recovery (expense) at statutory rate	1	(2)	(36)
Adjusted (loss) earnings	(2)	26	96

Market Conditions

In North America, US housing demand was negatively impacted by higher mortgage rates and new home prices as well as record rainfall across the US which constrained homebuilding activity. Year-to-date US housing starts were down 10% versus the same period in 2018, with single-family starts, which use approximately three times more OSB than multifamily, decreasing by 5%. The seasonally adjusted annualized rate was 1.14 million in March, which is 14% lower than the pace at this time last year, while the pace of housing permits (the more forward-looking indicator) was 1.27 million. The consensus forecast from US housing economists is approximately 1.26 million starts for 2019, in line with last year.

North American benchmark OSB prices in all regions weakened due to the pullback in demand from homebuilding. As a result, average benchmark prices were lower than both the prior quarter and the same quarter last year. The table below summarizes average benchmark OSB prices ($ per Msf, 7/16-inch basis) by region for the relevant quarters:

North American region	% of Norbord’s operating capacity	Q1 2019	Q4 2018	Q1 2018
North Central	15%	211	243	370
South East	36%	197	203	331
Western Canada	29%	160	184	359

In Europe, panel markets remained strong, driven by continued OSB demand growth in Norbord’s core geographies. In local currency terms, average panel prices were down a modest 3% from the prior quarter due to seasonality and sales mix, but up 5% versus the same quarter last year.

Performance

North American OSB shipments increased 3% year-over-year due to six additional fiscal days in the current quarter, and were 2% lower quarter-over-quarter due to the timing of annual maintenance and other downtime. Norbord’s specialty sales volume (including industrial and export markets) represents approximately 25% of the Company’s North American OSB sales volume.

Excluding the curtailed Chambord, Quebec mill, Norbord’s operating North American OSB mills produced at 85% of stated capacity, compared to 89% in the prior quarter and 94% in the same quarter last year. Capacity utilization decreased versus both comparative periods as a result of the year-end restatement of annual production capacities at a number of mills.

Exhibit 99.1

Norbord’s North American OSB cash production costs per unit (before mill profit share) decreased 1% versus the prior quarter but increased 3% compared to the same quarter last year due to the timing of annual maintenance and other downtime. In addition, lower resin prices had some impact quarter-over-quarter while year-over-year, higher fibre and energy prices were a factor.

In Europe, Norbord’s shipments were 15% higher than the prior quarter and 13% higher than the same quarter last year. The European mills produced at 89% of stated capacity in the quarter, unchanged from the prior quarter and compared to 86% in the same quarter last year. Capacity utilization was unchanged quarter-over-quarter as the new finishing line at the Inverness, Scotland OSB mill was being commissioned during the first quarter of 2019. Capacity utilization increased year-over-year due to the continued ramp-up of the reinvested Inverness mill following its start-up in the fourth quarter of 2017.

The Company did not generate any MIP gains in the quarter as improved productivity and lower raw material usage at the restarted Huguley, Alabama and expanded Inverness, Scotland mills were offset by the timing of annual maintenance shuts and other downtime, as well as the operating impact of severe winter weather this year. MIP is measured relative to the prior year at constant prices and exchange rates.

Capital investments (including intangible assets) were $30 million in the first quarter compared to $60 million in the prior quarter and $50 million in the same quarter last year. The decreases versus both comparative quarters are primarily attributable to the timing of executing on various capital projects, including the Inverness project.

Included in capital investments is $2 million of the $46 million (£35 million) budget for the second phase investment to further expand capacity at the Inverness, Scotland mill by 225 MMsf (3/8-inch basis) (200,000 cubic metres) through the addition of a second wood room and dryer. This project is expected to take approximately two years to complete and is consistent with the Company’s strategy of growing its European OSB capacity to serve rapid consumption growth in its key markets.

At the Chambord, Quebec mill rebuild project, $9 million of the $71 million budget was invested in the quarter ($36 million project-to-date). Norbord believes North American OSB demand will continue to grow. In order to support this anticipated growth and enhance the competitive position of the Company’s overall manufacturing operations, Norbord is rebuilding and preparing the Chambord, Quebec mill for an eventual restart. The Company has not yet made a restart decision, however, and will only do so when it is sufficiently clear that customers require more product. This project involves replacing the dryers and investing in the wood-handling and finishing areas to streamline the mill’s manufacturing process and reduce costs, as well as upgrades to process and personal safety systems, electrical systems and environmental equipment that will bring the mill up to current standards after a decade of curtailment.

Norbord’s 2019 capital expenditure budget is approximately $150 million for projects focused on reducing manufacturing costs across the mills, as well as a portion of the Chambord, Quebec mill rebuild and Inverness, Scotland phase 2 projects. It also includes investments to support the Company’s strategy to increase the production of specialty products for industrial applications and exports.

Operating working capital was $183 million at quarter-end compared to $218 million at the end of the same quarter last year and $88 million at year-end 2018. The year-over-year decrease is primarily due to lower North American OSB prices as well as timing of payments and new lease liabilities recognized upon transition to the new lease accounting standard. The quarter-over-quarter increase is primarily due to the annual seasonal build of log inventory in the northern mills in North America, the payment of annual incentive payouts, as well as the timing of payments. Working capital continues to be managed at minimal levels across the Company.

Exhibit 99.1

At quarter-end, Norbord had unutilized available liquidity of $239 million, consisting of $2 million in cash and $237 million in revolving bank lines. The Company’s tangible net worth was $1,107 million and net debt to total capitalization on a book basis was 34%, both well within bank covenants.

Dividend

The Board of Directors declared a quarterly variable dividend of C $0.40 per common share, payable on June 21, 2019 to shareholders of record on June 1, 2019, unchanged from the prior quarter’s level. The Board reduced the variable dividend level in the prior quarter in response to weaker than expected North American benchmark OSB prices as well as the $141 million of capital allocated to common share repurchases from November 2018 through January 2019. Norbord believes the recent pullback in US housing demand is temporary and that the fundamentals underlying OSB demand remain supportive. Any dividends reinvested on June 21, 2019 under the Company’s Dividend Reinvestment Plan will be used by the transfer agent to purchase common shares on the open market.

Norbord’s dividends are declared in Canadian dollars. Registered and beneficial shareholders may opt to receive their dividends in either Canadian dollars or the US dollar equivalent. Unless they request the US dollar equivalent, shareholders will receive dividends in Canadian dollars. The US dollar equivalent of the dividend will be based on the Bloomberg FX Fixings Service (BFIX) noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the BFIX noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the US dollar dividend equivalent should contact Norbord’s transfer agent, AST Trust Company (Canada), by phone at 1-800-387-0825 or by email at inquiries@canstockta.com. Beneficial shareholders (i.e., those holding their Norbord shares with their brokerage) should contact the broker with whom their shares are held.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Normal Course Issuer Bid

In October 2018, Norbord renewed its normal course issuer bid (NCIB) in accordance with TSX rules. Under the bid, Norbord has purchased 5,191,965 of its common shares at a cost of $141 million, representing 10% of the Company’s public float of 51,919,654 as of October 22, 2018, pursuant to TSX rules and has exhausted the bid limit.

Norbord believed that the market price of its common shares was attractive as they were trading significantly below replacement cost and management’s view of intrinsic value, and that the purchase of these common shares was an appropriate use of Norbord’s funds in light of potential benefits to remaining shareholders.

Additional Information

Norbord’s Q1 2019 letter to shareholders, news release, management’s discussion and analysis, consolidated unaudited interim financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders may receive a hard copy of Norbord’s audited annual financial statements free of charge upon request. The Company has also made available on its website presentation materials containing

Exhibit 99.1

certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Thursday, May 2, 2019 at 2:00 p.m. ET. The call will be broadcast live over the internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until June 1, 2019 by dialing 1-888-203-1112 or 647-436-0148 (passcode 5310685 and pin 2804). Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.9 billion and employs approximately 2,700 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:
Heather Colpitts
Senior Manager, Corporate Affairs
Tel. (416) 365-0705
info@norbord.com
This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; potential future changes in tax laws; effects of currency exposures and exchange rate fluctuations; future operating costs, availability of financing, impact of future cross-border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 31, 2019 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2018 Management’s Discussion and Analysis dated January 31, 2019 and Q1 2019 Management’s Discussion and Analysis dated May 1, 2019.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, interest income, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings (loss) as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; and Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified). Adjusted EBITDA, Adjusted earnings (loss), and Adjusted earnings (loss) per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore

Exhibit 99.1

unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” in Norbord’s 2018 Management’s Discussion and Analysis dated January 31, 2019 and Q1 2019 Management’s Discussion and Analysis dated May 1, 2019 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings to earnings (the most directly comparable IFRS measure).

Exhibit 99.1

Peter Wijnbergen
President & CEO

May 2, 2019

To Our Shareholders:

The difficult housing market conditions that began in the latter part of last year continued into the first quarter of 2019. The seasonally slowest time of year was further exacerbated this quarter by persistent poor building weather in many of our North American operating regions, which broke numerous cold, snowfall and rainfall records. As a result, we took extensive downtime across our North American mills. While it was appropriate to adjust our production to demand, this translated into lower volumes and higher manufacturing costs, which negatively impacted our first quarter financial results.

US housing demand has clearly pulled back in the last nine months and the market has yet to recover in terms of volume. However, we remain of the view that this is a pause rather than a directional shift. The fundamentals underlying the housing market - a key driver of OSB demand - remain supportive and conditions are slowly improving, both seasonally and due to improving affordability. Mortgage rates are down from their recent highs, new home prices have moderated and builders are offering record levels of incentives for buyers. Home builders are forecasting to build 3-5% more new houses this year and some are starting to increase their offerings of moderately priced, entry-level homes to entice first-time buyers. The meaningful wage growth we’re seeing will also support increasing housing demand as the millennial cohort can now start to form households of their own.

The uptick in demand that usually coincides with the spring building season has been delayed by the prolonged poor weather and has yet to translate into a stronger OSB market. Although the current tight labour market makes it unlikely that builders will be able to recover the lost ground from the slow start to the year, US housing experts forecast the pace of construction activity will accelerate with seasonally adjusted permits still tracking near 1.3 million in 2019.

In Europe, our panel business had another solid performance, with 13% higher sales volumes year-over-year due to continued strong OSB demand. The outlook in Europe has remained more positive and our European business is poised for another good year. With the investment to further expand our Inverness, Scotland mill now underway, we will be in position to meet growing demand for several years to come.

Despite the disappointing results, the benefit of our focus on more stable margin specialty products was evident during the past two quarters when we saw significantly higher North American OSB price realizations relative to the weak benchmark prices. We have a strong balance sheet with comfortable liquidity. Our mills are positioned to support housing market growth, but in the meantime, we continue to prioritize diversifying our product mix and expanding our European business. Finally, we remain focused on shareholder value, buying back almost $40 million of our shares during the quarter which exhausted our Normal Course Issuer Bid limit.

Exhibit 99.1

We look forward to reporting on our progress next quarter and thank our shareholders for their continuing support.

Peter Wijnbergen
President & CEO

This letter includes forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance, market outlook, and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “suggest,” “support,” “believe,” “should,” “potential,” “likely,” “continue,” “forecast,” “plan,” “indicate,” “consider,” “future,” or variations of such words and phrases or statements that certain actions “may,” “could,” “must,” “would,” “might,” or “will” be undertaken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. See the cautionary language in the Forward-Looking Statements section of the 2018 Management’s Discussion and Analysis dated January 31, 2019 and Q1 2019 Management’s Discussion and Analysis dated May 1, 2019.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, interest costs, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings (loss) as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; and Adjusted earnings (loss) per share as Adjusted earnings (loss) divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified). Adjusted EBITDA, Adjusted earnings (loss), and Adjusted earnings (loss) per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See the Non-IFRS Financial Measures section in Norbord’s Q1 2019 Management’s Discussion and Analysis dated May 1, 2019 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings to earnings (the most directly comparable IFRS measure).

Exhibit 99.1

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Apr 6, 2019	Dec 31, 2018
Assets
Current assets
Cash and cash equivalents	$2	$128
Accounts receivable	175	149
Taxes receivable	43	—
Inventory	257	220
Prepaids	10	12
	487	509
Non-current assets
Property, plant and equipment	1,425	1,402
Intangible assets	19	20
Deferred income tax assets	6	6
Other assets	5	5
	1,455	1,433
	$1,942	$1,942
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$259	$293
Accrued liability under ASPP	—	$42
Taxes payable	11	28
	270	363
Non-current liabilities
Long-term debt	550	550
Other long-term debt	80	—
Other liabilities	46	34
Deferred income tax liabilities	193	172
	869	756
Shareholders’ equity	803	823
	$1,942	$1,942

Exhibit 99.1

Interim Consolidated Statements of Earnings

(Unaudited) Periods ended Apr 6 and Mar 31 (US $ millions, except per share information)	Q1 2019	Q1 2018
Sales	$476	$576
Cost of sales	(432)	(402)
General and administrative expenses	(3)	(5)
Depreciation and amortization	(35)	(30)
Operating income	6	139
Non-operating expense:
Finance costs	(11)	(8)
Interest income	1	—
(Loss) earnings before income tax	(4)	131
Income tax recovery (expense)	5	(36)
Earnings	$1	$95
Earnings per common share
Basic	$0.01	$1.10
Diluted	0.01	1.09

Interim Consolidated Statements of Comprehensive Income

(Unaudited) Periods ended Apr 6 and Mar 31 (US $ millions)	Q1 2019	Q1 2018
Earnings	$1	$95
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation	(1)	—
Items that may be reclassified subsequently to earnings:
Foreign currency translation gain on foreign operations	6	11
Other comprehensive income, net of tax	5	11
Comprehensive income	$6	$106

Exhibit 99.1

Interim Consolidated Statements of
Changes in Shareholders’ Equity

(Unaudited) Periods ended Apr 6 and Mar 31 (US $ millions)	Q1 2019	Q1 2018
Share capital
Balance, beginning of period	$1,280	$1,350
Issue of common shares upon exercise of options and DRIP	—	3
Reverse accrual for common shares to be repurchased and cancelled under ASPP	24	—
Common shares repurchased and cancelled	(24)	—
Balance, end of period	$1,280	$1,353
Merger reserve	$(96)	$(96)
Contributed surplus	$4	$8
Retained deficit
Balance, beginning of period	$(168)	$(67)
Earnings	1	95
Common share dividends	(25)	(41)
Reverse accrual for common shares to be repurchased and cancelled under ASPP	18	—
Common shares repurchased and cancelled	(19)	—
Balance, end of period(i)	$(193)	$(13)
Accumulated other comprehensive loss
Balance, beginning of period	$(197)	$(176)
Other comprehensive income	5	11
Balance, end of period	$(192)	$(165)
Shareholders’ equity	$803	$1,087

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained earnings	70	250
	$(193)	$(13)

Exhibit 99.1

Interim Consolidated Statements of Cash Flows

(Unaudited) Periods ended Apr 6 and Mar 31 (US $ millions)	Q1 2019	Q1 2018
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings	$1	$95
Items not affecting cash:
Depreciation and amortization	35	30
Deferred income tax	21	3
Other items	18	7
	75	135
Net change in non-cash operating working capital balances	(111)	(93)
Net change in taxes receivable and taxes payable	(61)	(38)
	(97)	4
Investing activities
Investment in property, plant and equipment	(40)	(56)
Financing activities
Common share dividends paid	(25)	(41)
Issue of common shares	—	2
Repurchase of common shares	(43)	—
Repayment of lease obligations	(3)	—
Accounts receivable securitization drawings	80	—
	9	(39)
Foreign exchange revaluation on cash and cash equivalents held	2	3
Cash and cash equivalents
Increase during period	(126)	(88)
Balance, beginning of period	128	241
Balance, end of period	$2	$153